

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 13, 2016

Robert B. Fernander
Interim Chief Executive Officer
Imation Corp.
1099 Helmo Avenue N, Suite 250
Oakdale, MN 55128

      Re: **Imation Corp.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 29, 2016
              File No. 001-14310

Dear Mr. Fernander:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kathleen Krebs, for

                            Larry Spirgel
                            Assistant Director
                            AD Office 11 – Telecommunications